EXHIBIT 17.2

25th February 2010

Dear Sirs,

It is with regret that I have to tender my resignation as a director and officer of Electronic Game Card Inc.

Unfortunately I continue to disagree with the actions of the co-chairmen and as they make up 2 of the 3 members of the board, it is pointless for me to remain an officer/director of the company as I am powerless to prevent or perform my functions without interference.

Although I will cease being a Director and Officer forthwith, myself and Sterling FCS who provide my services will continue to cooperate with the company until all recent regulatory questions are rectified.

Due to certain actions which have been taken, unilaterally by the co-chairman the Company's European business has reverted to a master licence which under the terms of which the company will net $9 million per annum (this does not include lotteries).

With regards to the net assets of the company, at the last Q these were stated as $26 million.  When the company's financial statements for the Year Ending December 31st 2009 are presented I am confident the net assets of the company will be in excess of this figure.

As shareholders are probably aware, the management seconded by Sterling FCS handed over the US operations to a new management team as of February 1st 2009.  The new management team and officers associated with the management team has expensed in excess of $3million to the company in the 11 months to 31 December 2009, and despite repeated expressions of concern by myself have not generated any contributions to revenue or income.  Assuming these expenses continue at this rate and do not generate either revenue of income, this would still leave $5.5 million EBITDA from the licence income generated from Europe.

Yours sincerely,

Lee Cole